Filed by First Interstate BancSystem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Interstate BancSystem, Inc.

Commission File No.: 001-34653

Mountain West Financial Corp. sent the following letter from Richard E. Hart, President and Chief Executive Officer, to Mountain West Financial Corp. shareholders:

April 1, 2014

Dear Mountain West Financial Corp. Shareholder:

Enclosed is your check representing a $0.33/share cash dividend on the shares of Mountain West Financial Corp. stock held by you, in certificate form, on the dividend record date of February 28, 2014.  If you also own shares that are held by a broker, the dividend on those shares will be credited directly to that investment account.

On February 10, 2014 your board of directors voted unanimously to enter into a Definitive Agreement to merge with and into First Interstate BancSystem, Inc.  In the coming weeks you will receive a packet of detailed information discussing the proposed merger as well as notice of an upcoming shareholders’ meeting to vote on the merger.  We are excited about the opportunities that the merger with First Interstate will offer our shareholders, customers and dedicated staff.  First Interstate is a Montana based banking company that shares our core values of dedication to customers, employees and the communities we serve.  As a Board, we encourage you to favorably consider this merger.

The board of directors, officers and staff all join me is saying thank you for your support and loyalty to Mountain West Bank.

If you have any questions regarding your investment in Mountain West please contact me at 406-422-1619 or Dick Morgan, Chief Financial Officer at 406-422-1578.

Sincerely,

/s/ Richard E. Hart
Richard E. Hart
CEO/President

Additional Information About the Merger with First Interstate and Where to Find it:

First Interstate intends to file with the Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus and other relevant materials in connection with the merger, including the definitive merger agreement, which has also been filed with the SEC on Form 8-K.  The proxy statement/prospectus will be mailed to you.  You are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Mountain West, First Interstate and the merger.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by First Interstate with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. ; In addition, investors may obtain free copies of the documents filed by First Interstate with the SEC by contacting Amy Anderson, First Interstate BancSystem, Inc., 401 N. 31st Street, Billings, MT, 59101; telephone 406-255-5390.